UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Timberline Resources Corporation
(Name of Issuer)

Common Stock
$0.001 par value per share
(Title of Class of Securities)

887133205
(CUSIP Number)

Nick Donovan
Crescat Portfolio Management LLC
44 Cook Street, Suite 100
Denver CO, 80206
303-271-9997
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 6, 2021
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-
7 for other
parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


CUSIP No. 887133205	SCHEDULE 13DA

1	Names of Reporting Persons

	Crescat Global Macro Master Fund LTD

2	Check the Appropriate Box if a Member of a Group
					(a)	[ ]
	(See instructions)		(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Cayman Islands

7	Sole Voting Power		0 shares of Common Stock

8	Shared Voting Power		27,937,807 shares of Common Stock
(1)
9	Sole Dispositive Power		0 shares of Common Stock

10	Shared Dispositive Power	27,937,807 shares of Common Stock
(1)

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	27,937,807 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	19.99%(1)

14	Type of Reporting Person (See Instructions)

	CO

(1) Crescat Global Macro Master Fund LTD holds 10,007,948 shares of Common Stock (as defined herein) and Warrants
(as defined herein) to purchase 9,843,974 shares of Common
Stock. Crescat Precious Metals Master Fund LTD holds 5,855,116 shares of Common Stock and Warrants to purchase 5,427,558 shares of Common Stock. Crescat Long/Short Master Fund LTD
(f/k/a Crescat Long/Short Fund LP) holds 1,386,936 shares of
Common Stock and Warrants to purchase 1,353,468 shares of Common
Stock. The Trust (as defined herein) holds 363,636 shares of Common Stock and Warrants to purchase 363,636 shares of Common
Stock. The SMAs (as defined herein) hold 884,768 shares of Common Stock. The 401k Account (as defined herein) holds 150,000 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 27,937,807 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on 139,696,022 shares of Common Stock issued and outstanding as of September 30, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2021, and (ii) 9,289,403 shares of Common Stock to be issued upon the conversion or exercise of Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

1	Names of Reporting Persons

	Crescat Precious Metals Master Fund LTD

2	Check the Appropriate Box if a Member of a Group
					(a)	[ ]
	(See instructions)		(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Cayman Islands

7	Sole Voting Power		0 shares of Common Stock

8	Shared Voting Power		27,937,807 shares of Common Stock
(1)

9	Sole Dispositive Power		0 shares of Common Stock

10	Shared Dispositive Power	27,937,807 shares of Common Stock
(1)

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	27,937,807 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	19.99%(1)

14	Type of Reporting Person (See Instructions)

	CO

(1)	Crescat Global Macro Master Fund LTD holds
10,007,948 shares of Common Stock (as defined herein) and Warrants (as defined herein) to purchase 9,843,974 shares of Common Stock. Crescat Precious Metals Master
Fund LTD holds 5,855,116 shares of Common Stock and
Warrants to purchase 5,427,558 shares of Common Stock. Crescat Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) holds 1,386,936 shares of Common Stock and Warrants to purchase 1,353,468 shares of Common Stock. The Trust
(as defined herein) holds 363,636 shares of Common Stock and Warrants to purchase 363,636 shares of Common Stock.
The SMAs (as defined herein) hold 884,768 shares of Common Stock. The 401k Account (as defined herein) holds 150,000 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 27,937,807 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on 139,696,022 shares of Common Stock issued and outstanding as of September
30, 2021, as reported by the Issuer in its Annual
Report on Form 10-K for the fiscal year ended
September 30, 2021, and (ii) 9,289,403 shares of
Common Stock to be issued upon the conversion or exercise of Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

1	Names of Reporting Persons

	Crescat Long/Short Master Fund LTD

2	Check the Appropriate Box if a Member of a Group
					(a)	[ ]
	(See instructions)		(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Cayman Islands

7	Sole Voting Power		0 shares of Common Stock

8	Shared Voting Power		27,937,807 shares of Common Stock
(1)

9	Sole Dispositive Power		0 shares of Common Stock

10	Shared Dispositive Power	27,937,807 shares of Common Stock
(1)

11	Aggregate Amount Beneficially Owned by each Reporting
Person
	27,937,807 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	19.99%(1)

14	Type of Reporting Person (See Instructions)

	CO

(1)	Crescat Global Macro Master Fund LTD holds
10,007,948 shares of Common Stock (as defined herein) and Warrants (as defined herein) to purchase 9,843,974 shares of Common Stock. Crescat Precious Metals Master
Fund LTD holds 5,855,116 shares of Common Stock and
Warrants to purchase 5,427,558 shares of Common Stock. Crescat Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) holds 1,386,936 shares of Common Stock and Warrants to purchase 1,353,468 shares of Common Stock. The Trust
(as defined herein) holds 363,636 shares of Common Stock and Warrants to purchase 363,636 shares of Common Stock.
The SMAs (as defined herein) hold 884,768 shares of Common Stock. The 401k Account (as defined herein) holds 150,000 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 27,937,807 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on 139,696,022 shares of Common Stock issued and outstanding as of September 30, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2021, and (ii) 9,289,403 shares of Common Stock to be issued upon the conversion or exercise of Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

1	Names of Reporting Persons

	Crescat Portfolio Management LLC

2	Check the Appropriate Box if a Member of a Group
					(a)	[ ]
	(See instructions)		(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Colorado

7	Sole Voting Power		0 shares of Common Stock

8	Shared Voting Power		27,937,807 shares of Common Stock
(1)

9	Sole Dispositive Power		0 shares of Common Stock

10	Shared Dispositive Power	27,937,807 shares of Common Stock
(1)
11	Aggregate Amount Beneficially Owned by each Reporting
Person
	27,937,807 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	19.99%(1)

14	Type of Reporting Person (See Instructions)

	OO

(1) Crescat Global Macro Master Fund LTD holds 10,007,948 shares of Common Stock (as defined herein) and Warrants (as defined herein) to purchase 9,843,974 shares of Common Stock. Crescat Precious
Metals Master Fund LTD holds 5,855,116 shares of Common Stock and
Warrants to purchase 5,427,558 shares of Common Stock. Crescat
Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) holds 1,386,936 shares of Common Stock and Warrants to purchase
1,353,468 shares of Common Stock. The Trust (as defined herein) holds 363,636 shares of Common Stock and Warrants to purchase
363,636 shares of Common Stock. The SMAs (as defined herein) hold 884,768 shares of Common Stock. The 401k Account (as defined herein) holds 150,000 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 27,937,807 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on 139,696,022 shares of Common Stock issued and outstanding as of September 30, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2021, and (ii) 9,289,403 shares of Common Stock to be issued upon the conversion or exercise of Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

1	Names of Reporting Persons

	Kevin and Linda Smith Living Trust dtd 7/21/1998

2	Check the Appropriate Box if a Member of a Group
					(a)	[ ]
	(See instructions)		(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  Colorado

7	Sole Voting Power		363,636 shares of Common Stock(2)

8	Shared Voting Power		27,937,807 shares of Common Stock
(1)

9	Sole Dispositive Power		363,636 shares of Common Stock(2)

10	Shared Dispositive Power	27,937,807 shares of Common Stock
(1)
11	Aggregate Amount Beneficially Owned by each Reporting
Person
	27,937,807 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	19.99%(1)

14	Type of Reporting Person (See Instructions)

	OO

(1) Crescat Global Macro Master Fund LTD holds 10,007,948 shares of Common Stock (as defined herein) and Warrants (as defined herein) to purchase 9,843,974 shares of Common Stock. Crescat Precious Metals
Master Fund LTD holds 5,855,116 shares of Common Stock and Warrants to purchase 5,427,558 shares of Common Stock. Crescat Long/Short Master
Fund LTD (f/k/a Crescat Long/Short Fund LP) holds 1,386,936 shares of
Common Stock and Warrants to purchase 1,353,468 shares of Common Stock.
The Trust (as defined herein) holds 363,636 shares of Common Stock and Warrants to purchase 363,636 shares of Common Stock. The SMAs (as defined herein) hold 884,768 shares of Common Stock. The 401k Account (as defined herein) holds 150,000 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 27,937,807 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on 139,696,022 shares of Common Stock issued and outstanding as of September 30, 2021, as reported by the Issuer in its Annual Report on Form
10-K for the fiscal year ended September 30, 2021, and (ii) 9,289,403 shares of Common Stock to be issued upon the conversion or exercise of Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(2) Kevin C. Smith and Linda C. Smith are the trustees of the Trust and in such capacities holds voting and dispositive power over the Common Stock held by the Trust.

1	Names of Reporting Persons

	Kevin C. Smith

2	Check the Appropriate Box if a Member of a Group
					(a)	[ ]
	(See instructions)		(b)	[X]

3	SEC USE ONLY

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceeding is Required
	Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization  United States

7	Sole Voting Power		150,000 shares of Common Stock(2)

8	Shared Voting Power		27,937,807 shares of Common Stock
(1)

9	Sole Dispositive Power		150,000 shares of Common Stock(2)

10	Shared Dispositive Power	27,937,807 shares of Common Stock
(1)
11	Aggregate Amount Beneficially Owned by each Reporting
Person
	27,937,807 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (see instructions)       [ ]

13	Percent of Class Represented by Amount in Row (11)

	19.99%(1)

14	Type of Reporting Person (See Instructions)

	IN

(1) Global Macro Master Fund LTD holds 10,007,948 shares of Common Stock (as defined herein) and Warrants (as defined herein) to purchase 9,843,974 shares of Common Stock. Crescat Precious Metals Master Fund LTD holds 5,855,116 shares of
Common Stock and Warrants to purchase 5,427,558 shares of Common Stock. Crescat Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) holds 1,386,936 shares of Common Stock and Warrants to purchase 1,353,468 shares of Common Stock. The Trust (as defined herein) holds 363,636 shares of Common Stock and Warrants to purchase 363,636 shares of Common Stock. The SMAs
(as defined herein) hold 884,768 shares of Common Stock. The
401k Account (as defined herein) holds 150,000 shares of Common Stock. As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 27,937,807 shares of Common Stock calculated as described herein as of the date hereof. See Item 5 of this
Schedule 13D.

The calculation of the beneficial ownership of the Reporting Persons is based on 139,696,022 shares of Common Stock issued and outstanding as of September 30, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended September 30, 2021, and (ii) 9,289,403 shares of Common Stock to be issued upon the conversion or exercise of Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(2) As of even date, Kevin C. Smith holds 150,000 shares of Common Stock in a self-directed 401k account and is deemed to hold voting and dispositive power over the securities.

CUSIP No. 887133205	SCHEDULE 13D

Item 1.		Security and Issuer

This Schedule 13D relates to shares of common stock, $0.001 par value per share (the Common Stock), of Timberline Resources
Corporation, a Delaware corporation (the Issuer). The principal executive office of the Issuer is 101 East Lakeside
Avenue, Coeur dAlene, Idaho 83814.

Item 2.		Identity and Background

(a)	This Schedule 13D is being filed jointly by Crescat
Long/Short Master Fund LTD, a Cayman Islands exempted company, Crescat Precious Metals Master Fund LTD, a Cayman Islands exempted company, Crescat Global Macro Master Fund LTD, a Cayman Islands exempted company (the foregoing, the Crescat Funds), separately managed accounts advised by Crescat Portfolio Management LLC (SMAs), Kevin and Linda Smith Living Trust dated 7/21/1998 (the Trust), and a personal 401k account controlled by Kevin C. Smith which holds the Issuers Common Stock (the 401k Account) (the Crescat Funds, together with the Trust, SMAs and the 401k Account, the Reporting Persons)

Crescat Portfolio Management LLC, a Colorado limited liability company (CPM), whose managers are Kevin C. Smith and Linda C.
Smith, is the adviser to the Crescat Funds and the SMAs. CPM governs the investment strategy and decision-making process with respect to investments held by the Crescat Funds and the SMAs.

As a result, for each of the Crescat Funds and the SMAs, Kevin C. Smith and Linda C. Smith may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 11, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)	The principal business address of each of the Reporting
Persons, Crescat Funds, SMAs, CPM, Trust, 401k Account, and Mr. Kevin C. Smith and Mrs. Linda C. Smith is 44 Cook Street, Suite 100, Denver, CO 80206 (formerly 1560 Broadway, Suite 2270, Denver, CO 80202).

(c)	Each of the Reporting Persons, Crescat Funds, SMAs,
CPM, Trust, and 401k Account are principally engaged in the business of investment in securities. Kevin C. Smith and Linda C. Smith are managers of CPM.

(d)	During the last five years, none of the Reporting Persons,
Crescat Funds, SMAs, CPM, the trustees of the Trust, Mr. Kevin C. Smith or Mrs. Linda C. Smith have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons,
Crescat Funds, SMAs, CPM, the Trust, 401k Account, Mr. Kevin C. Smith or Mrs. Linda C. Smith have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Crescat Precious Metals Master Fund LTD,
Crescat Global Macro Master Fund LTD, and Crescat Long/Short
Master Fund LTD are organized under the laws of the Cayman Islands. The Trust is organized under the laws of the State of Colorado.
Kevin C. Smith and Linda C. Smith are citizens of the United States.

Item 3.		Source and Amount of Funds or Other Consideration

On August 28, 2020, the Issuer closed the sale of a non-brokered private offering (the First Offering) of 33,636,364 Units priced at $0.11 per Unit. Each Unit is comprised of one share of Common Stock, and one warrant to purchase one share of Common Stock at a price of $0.20 per share of Common Stock (the Original Warrants).

Pursuant to the First Offering, (i) Crescat Global Macro Master Fund LTD purchased 9,680,000 shares of Common Stock and Warrants to purchase 9,680,000 shares of Common Stock for a total purchase price of $1,064,800,
(ii) Crescat Precious Metals Master Fund LTD purchased 5,000,000 shares of Common Stock and Warrants to purchase 5,000,000 shares of Common Stock for a total purchase price of $550,000, (iii) Crescat Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) purchased 1,320,000 shares of Common Stock and Warrants to purchase 1,320,000 shares of Common Stock for a total purchase price of $145,200, and (iv) the Trust purchased 363,636 shares of Common Stock and Warrants to purchase 363,636 shares of Common Stock for a total purchase price of $40,000.

On June 29, 2021, the Issuer closed another sale of a non-brokered private offering (the Second Offering) of 23,070,798 Units priced at $0.20 per Unit. Each Unit is comprised of one share of Common Stock and one-half of one purchase warrant to purchase one share of Common Stock at a price of $0.30 per share (the Additional Warrants)
(the Original Warrants and Additional Warrants are collectively referred to herein as the Warrants).

Pursuant to the Second Offering, (i) Crescat Global Macro Master Fund LTD purchased 327,948 shares of Common Stock and Warrants to purchase 163,974 shares of Common Stock for a total purchase price of $65,590, (ii) Crescat Precious Metals Master Fund LTD purchased 855,116 shares of Common Stock and Warrants to purchase 427,558 shares of Common Stock for a total purchase price of $171,023, and
(iii) Crescat Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) purchased 66,936 shares of Common Stock and Warrants to purchase 33,468 shares of Common Stock for a total purchase price of $13,387.

Separate from the First and Second Offerings, both (i) the SMAs holds 884,768 shares of Common Stock and (ii) the 401k Account holds 150,000 shares of Common Stock acquired from trading in the securities of the Issuer in the public exchanges. As of the original 13D filing, the 401k Account held 50,000 shares of Common Stock. On September 30, 2020, the 401k Account acquired 100,000 additional shares of Common Stock for $0.23 per share on the public exchanges.

The Crescat Funds and the SMAs used their own working capital to acquire the securities. The Trust and the 401k Account used personal funds to acquire the securities.


Item 4.		Purpose of Transaction

The information set forth in or incorporated by reference in
Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 4. The purpose of this filing is to report Dr. Quinton Hennighs resignation as a member of the Issuers board of directors on August 6, 2021; Crescat Long/Short Fund LPs reorganization into Crescat Long/Short
Master Fund LTD with no change in beneficial ownership on October 1, 2021; CPMs new address of 44 Cook Street, Suite 100, Denver, CO 80206 as of October 1, 2021; and the Reporting Persons most recent Common Stock and Warrants held in the Issuer.

Warrants

References to and the description of the Warrants and Additional Warrants set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the form of Warrant.

Exercisability. The Original Warrants are exercisable at any time and will expire on August 15, 2023. The
Additional Warrants are exercisable at any time and will expire on May 31, 2023.

Exercise Blocker. Pursuant to a signed undertaking dated August 25, 2020, Kevin C. Smith, acting on behalf of the Crescat Funds, SMAs and the Trust, is prohibited from exercising the Warrants into shares of Common Stock if, as a result of such exercise, the holder, together with its affiliates, would beneficially own more than 19.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the exercise (the Beneficial Ownership Blocker); provided, however, that the Reporting Persons, upon the Issuer seeking and obtaining disinterested shareholder approval, may elect to exercise the Warrants to beneficially own more than 19.99% of the total number of shares of Common Stock.

Exercise Price. The initial exercise price per share of Common Stock purchasable upon exercise of the Original
Warrants is $0.20. The initial exercise price per share of Common Stock purchasable upon exercise of the Additional
Warrants is $0.30. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

Rights as a Stockholder. Except as otherwise provided in the Warrants or Additional Warrants or by virtue of the holders ownership of shares of Common Stock, the holder of a Warrant or Additional Warrant does not have the rights or privileges of a holder of Common Stock, including any voting rights, until the holder exercises the Warrants.


Board Representation

Dr. Quinton Hennigh became a full-time employee of CPM on August 15, 2021, and resigned as a member of the Issuers board of directors on August 6, 2021 (the Board).

Notwithstanding Dr. Hennighs resignation, in their capacity as significant stockholders of the Issuer, the Reporting Persons intend to take an active role in working with the Issuers management and the Board on operational, financial and strategic initiatives. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer, exercise their Warrants for shares of Common Stock or sell or otherwise dispose of some or all of their securities of the Issuer. Such conversions, exercises and sales may or may not impact the percentage of Common Stock beneficially owned in light of the Beneficial Ownership Blocker. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.

Other than as described above, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the transactions involving the Issuer described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting or proposing any such transactions and, in that connection, may discuss, evaluate and/or pursue any such transactions with their advisors, the Issuer or other persons).


Item 5.		Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) to (c) As further described in Item 3 of this Schedule 13D, on August 28, 2020, the Issuer closed the sale of a non-brokered private offering (the First Offering) of 33,636,364 of Units priced at $0.11 per Unit. Each Unit is comprised of one share of Common Stock and one warrant to purchase one share of Common Stock at a price of $0.20 per share of Common Stock (the Original Warrants).

Pursuant to the First Offering, (i) Crescat Global Macro Master
Fund LTD purchased 9,680,000 shares of Common Stock and Warrants to purchase 9,680,000 shares of Common Stock for a total purchase price of $1,064,800, (ii) Crescat Precious Metals Master Fund LTD purchased 5,000,000 shares of Common Stock and Warrants to purchase 5,000,000 shares of Common Stock for a total purchase price of $550,000,
(iii) Crescat Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) purchased 1,320,000 shares of Common Stock and Warrants to purchase 1,320,000 shares of Common Stock for a total purchase price of $145,200, and (iv) the Trust purchased 363,636 shares of Common Stock and Warrants to purchase 363,636 shares of Common Stock for a total purchase price of $40,000.

On June 29, 2021, the Issuer closed another sale of a non-brokered private offering (the Second Offering) of 23,070,798 Units priced at $0.20 per Unit. Each Unit is comprised of one share of Common Stock and one-half of one purchase warrant to purchase one share of Common Stock at a price of $0.30 per share (the Additional Warrants)
(the Original Warrants and Additional Warrants are collectively referred to herein as the Warrants).

Pursuant to the Second Offering, (i) Crescat Global Macro Master
Fund LTD purchased 327,948 shares of Common Stock and Warrants to purchase 163,974 shares of Common Stock for a total purchase price of $65,590, (ii) Crescat Precious Metals Master Fund LTD purchased 855,116 shares of Common Stock and Warrants to purchase 427,558 shares of Common Stock for a total purchase price of $171,023, and (iii) Crescat Long/Short Master Fund LTD (f/k/a Crescat Long/Short Fund LP) purchased 66,936 shares of Common Stock and Warrants to purchase 33,468 shares of Common Stock for a total purchase price of $13,387.

As a result of the Beneficial Ownership Blocker (as defined herein), beneficial ownership of the Reporting Persons (as defined herein) is capped at 19.99% of the outstanding Common Stock of the Issuer, representing 27,937,807 shares of Common Stock calculated as described herein as of the date hereof. Accordingly, pursuant to Rule 13d-3 of the Act and the relationships described in Item 2 of this
Schedule 13D, the Reporting Persons may be deemed to collectively beneficially own 19.99% of the outstanding Common Stock of the Issuer, representing 9,289,403 shares of Common Stock as of the date hereof.

The calculation of the beneficial ownership of the Reporting Persons is based on (i) 139,696,022 shares of Common Stock issued and outstanding as of September 30, 2021, as reported by the Issuer in its Annual Report on Form 10-K for the year ended September 30, 2021, and (ii) 9,289,403 shares of Common Stock to be issued upon the conversion or exercise of Warrants held by the Reporting Persons, which reflects the Beneficial Ownership Blocker.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Not applicable.


Item 6.		Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

The information set forth in or incorporated by reference in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit A	Joint Filing Agreement

      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2022


                   CRESCAT GLOBAL MACRO MASTER FUND LTD

                   By: /s/ Kevin C. Smith

                   Title: Director

                   CRESCAT PRECIOUS METAL MASTER FUND LTD

                   By: /s/ Kevin C. Smith

                   Title: Director

                   CRESCAT LONG/SHORT MASTER FUND LTD

                   By: /s/ Kevin C. Smith

                   Title: Director

                   CRESCAT PORTFOLIO MANAGEMENT LLC

                   By: /s/ Kevin C. Smith

                   Title: Manager

                   KEVIN AND LINDA SMITH LIVING TRUST DTD 7/21/1998

                   By: /s/ Kevin C. Smith

                   Title: Trustee

                   KEVIN C. SMITH

                   /s/ Kevin C. Smith


EXHIBIT A

      JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on
Schedule 13DA (including additional amendments thereto) with respect to the shares of Common Stock and Warrants of Timberline Resources Corporation, a Delaware corporation. This Joint
Filing Agreement shall be filed as an Exhibit to such Statement.

Date: February 15, 2022



                   CRESCAT GLOBAL MACRO MASTER FUND LTD

                   By: /s/ Kevin C. Smith

                   Title: Director

                   CRESCAT PRECIOUS METAL MASTER FUND LTD

                   By: /s/ Kevin C. Smith

                   Title: Director

                   CRESCAT LONG/SHORT MASTER FUND LTD

                   By: /s/ Kevin C. Smith

                   Title: Director

                   CRESCAT PORTFOLIO MANAGEMENT LLC

                   By: /s/ Kevin C. Smith

                   Title: Manager

                   KEVIN AND LINDA SMITH LIVING TRUST DTD 7/21/1998

                   By: /s/ Kevin C. Smith

                   Title: Trustee

                   KEVIN C. SMITH

                   /s/ Kevin C. Smith